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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the month of   OCTOBER        , 2002.
                                      ----------------

                             VHQ ENTERTAINMENT INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              6201 - 46th Avenue, Red Deer, Alberta Canada T4N 6Z1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
         Form 20-F   X    Form 40-F
                  -------           --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes         No   X
            -------    -------

         If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection with Rule 12g3-2(b):   82-_____________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                       VHQ ENTERTAINMENT INC.
                                       ------------------------------------
                                                 (Registrant)

         Date   December 2, 2002       By  /s/ TREVOR M. HILLMAN
             -------------------          ---------------------------------
                                                (Signature)1
                                          Trevor M. Hillman
                                          Chief Executive Officer






--------
1 Print the name and title of the signing officer under his signature.

                   [VHQ WHERE ENTERTAINMENT BEGINS!(TM) logo]


PRESS RELEASE

VHQ ENTERTAINMENT INC. & COCA-COLA BOTTLING COMPANY SIGN
MULTI-YEAR CONTRACT

CALGARY, ALBERTA--Monday, October 21, 2002. VHQ Entertainment Inc. (TSX: VHQ) and Coca-Cola Bottling Co. today announced the signing of a multi-year agreement under which Coca-Cola will be the exclusive beverage supplier to VHQ's 50 stores in Western Canada.

"We are very pleased to formalize our existing relationship with Coca-Cola and to take it to the next level", said Michael McKelvie, Sr. Vice-President, Marketing for VHQ Entertainment Inc. "By partnering, Coca-Cola's brand power will be a true asset in our customer retention and acquisition initiatives, while at the same time providing value and up-sell opportunities within our stores."

About VHQ Entertainment Inc.:

VHQ Entertainment Inc. is a rapidly growing video and home entertainment retailer that operates a chain of 50 wholly owned retail stores in secondary and underserved urban markets, each offering a large selection of diverse home entertainment products, including movies, music, games ... and more. VHQ's corporate website is located at WWW.VHQ.CA and the company's filings can be viewed at HTTP://WWW.SEDAR.COM. The common shares of VHQ are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "VHQ".

About Coca-Cola Bottling Company:

The Coca-Cola Bottling Company is a leading producer and marketer of soft drinks throughout Canada and the world.

                                      -30-

------------------
CONTACT:

VHQ Entertainment Inc.
Michael McKelvie
Sr. VP, Marketing & Communications
Phone: (403) 692-6602
Fax: (403) 692-0230
michaelm@vhq.ca
---------------

or
Coca-Cola Bottling Company
John Kerr
Cold Drink Manager, Prairies
Phone: (403) 291-8145
Fax: (403) 291-9433
jonkerr@na.cokecce.com
----------------------

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.